UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Stryker Corporation

(Name of Issuer)

Common Stock , $.10 Par Value

(Title of Class of Securities)

863667 10 1

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_]  Rule 13d-1(d)

CUSIP No. 863667 10 1                                                                                                        Page 2 of 5 Pages

1.   NAMES OF REPORTING PERSONS

                    John W. Brown

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)  [_]

                 (b)  [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
19,962,487 Shares

	6.	SHARED VOTING POWER
267,624 Shares

	7.	SOLE DISPOSITIVE POWER
19,970,111 Shares

	8.	SHARED DISPOSITIVE POWER
260,000 Shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    20,230,111 Shares

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    5.08%

12.  TYPE OF REPORTING PERSON

                    IN

CUSIP No. 863667 10 1                                                                                  Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

                    Stryker Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

                    2825 Airview Boulevard, Kalamazoo, MI  49002

Item 2(a).  Name of Person Filing:

                    John W. Brown

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                    750 Trade Centre Way, Suite 145, Portage, MI  49002

Item 2(c).  Citizenship:

                    U.S.

Item 2(d).  Title of Class of Securities:

                    Common Stock, $.10 Par Value

Item 2(e).  CUSIP Number:

                    863667 10 1

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                    N/A

CUSIP No. 863667 10 1                                                                                  Page 4 of 5 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

                    20,230,111 shares

     (b)  Percent of class:

                    5.08%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote 19,962,487 shares,

          (ii)  Shared power to vote or to direct the vote 267,624 shares,

          (iii) Sole power to dispose or to direct the disposition of 19,970,111 shares,

          (iv)  Shared power to dispose or to direct the disposition of 260,000 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                    N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                    N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the

         Security Being Reported on by the Parent Holding Company.

                    N/A

 Item 8.  Identification and Classification of Members of the Group.

                    N/A

 Item 9.  Notice of Dissolution of Group.

                    N/A

CUSIP No. 863667 10 1                                                                                  Page 5 of 5 Pages

Item 10.  Certification.

  By signing  below I certify  that,  to the best of  my  knowledge  and  belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or  influencing  the control of the issuer of the  securities and were not acquired and  are not held in connection with or as a participant in any transaction  having such purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2010

                                                                                                      /s/ JOHN W. BROWN

                                                                                                       John W. Brown